SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Blocklisting Interim Review Released 1st April 2003






                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications

                UK Listing Authority

                Financial Services Authority

                25, The North Colonnade

                Canary Wharf

                London, E14 5HS



                   Please ensure the entries on this return are typed

1.         Name of company Prudential plc

2.         Name of scheme Prudential Savings-Related Share Option Scheme

3.         Period of return: From 1 October 2002 to 31 March 2003

4.         Number and class of share(s) (amount of stock/
           7,209,201 ordinary shares of 5p each
           debt security) not issued under scheme

5.         Number of shares issued/allotted under scheme
           0 ordinary shares of 5p each
           during period:

6. Balance under scheme not yet issued/allotted at 7,209,201 ordinary shares of 5p each end of period

7.         Number and class of share(s) (amount of stock/
           4,000,000 RA Prudential plc - 15 June 2001 debt securities) originally listed and the date of admission;
           5,000,000 RA Prudential plc - 7 June 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,001,722,848 ordinary shares of 5p each


Contact for queries:          Address:


Name: Jennie Webb             Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027



                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications

                UK Listing Authority

                Financial Services Authority

                25, The North Colonnade

                Canary Wharf

                London, E14 5HS


                   Please ensure the entries on this return are typed

1.         Name of company Prudential plc

2.         Name of scheme Prudential Executive Share Option Scheme

3.         Period of return: From 1 October 2002 to 31 March 2003

4.         Number and class of share(s) (amount of stock/
           1,065,355 ordinary shares of 5p each
           debt security) not issued under scheme

5.         Number of shares issued/allotted under scheme
           60,500 ordinary shares of 5p each
           during period:

6. Balance under scheme not yet issued/allotted at 1,004,855 ordinary shares of 5p each end of period

7.         Number and class of share(s) (amount of stock/
           2,000,000 RA Prudential plc/00010-0002 Feb 2000
           debt securities) originally listed and the date of admission;
           839,096 RA Prudential plc - 2 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,001,722,848 ordinary shares of 5p each


Contact for queries:    Address:

Name: Jennie Webb       Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027


                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications

                UK Listing Authority

                Financial Services Authority

                25, The North Colonnade

                Canary Wharf

                London, E14 5HS


                   Please ensure the entries on this return are typed

1.         Name of company Prudential plc

2.         Name of scheme M&G 1994 Executive Share Option Scheme

3.         Period of return: From 1 October 2002 to 31 March 2003

4.         Number and class of share(s) (amount of stock/
           46,209 ordinary shares of 5p each
           debt security) not issued under scheme

5.         Number of shares issued/allotted under scheme
           38,642 ordinary shares of 5p each
           during period:

6. Balance under scheme not yet issued/allotted at 7,567 ordinary shares of 5p each end of period

7.         Number and class of share(s) (amount of stock/
           204,307 RA Prudential plc 00008 - October 1999 debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,001,722,848 ordinary shares of 5p each


Contact for queries:  Address:

Name: Jennie Webb     Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027



                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications

                UK Listing Authority

                Financial Services Authority

                25, The North Colonnade

                Canary Wharf

                London, E14 5HS



                   Please ensure the entries on this return are typed

1.         Name of company Prudential plc

2.         Name of scheme M&G Limited 1992 Savings-Related Share Option Scheme

3.         Period of return: From 1 October 2002 to 31 March 2003

4.         Number and class of share(s) (amount of stock/
           365,495 ordinary shares of 5p each
           debt security) not issued under scheme

5.         Number of shares issued/allotted under scheme
           0 ordinary shares of 5p each
           during period:

6. Balance under scheme not yet issued/allotted at 365,495 ordinary shares of 5p each end of period

7.         Number and class of share(s) (amount of stock/
           1,081,343 RA Prudential plc 00008 - October 1999 debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,001,722,848 ordinary shares of 5p each


Contact for queries:  Address:

Name: Jennie Webb     Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027



                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications

                UK Listing Authority

                Financial Services Authority

                25, The North Colonnade

                Canary Wharf

                London, E14 5HS



                   Please ensure the entries on this return are typed

1.         Name of company Prudential plc

2.         Name of scheme Prudential Europe Management Services Sharesave Plan

3.         Period of return: From 1 October 2002 to 31 March 2003

4.         Number and class of share(s) (amount of stock/
           10,000 ordinary shares of 5p each
           debt security) not issued under scheme

5.         Number of shares issued/allotted under scheme
           0 ordinary shares of 5p each
           during period:

6. Balance under scheme not yet issued/allotted at 10,000 ordinary shares of 5p each end of period

7.         Number and class of share(s) (amount of stock/
           10,000 RA Prudential plc - 18 December 2001 debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,001,722,848 ordinary shares of 5p each


Contact for queries:    Address:

Name: Jennie Webb       Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027



                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications

                UK Listing Authority

                Financial Services Authority

                25, The North Colonnade

                Canary Wharf

                London, E14 5HS


                   Please ensure the entries on this return are typed

1.         Name of company Prudential plc

2.         Name of scheme Prudential International Savings-Related
           Share Option Scheme

3.         Period of return: From 1 October 2002 to 31 March 2003

4.         Number and class of share(s) (amount of stock/
           100,000 ordinary shares of 5p each
           debt security) not issued under scheme

5.         Number of shares issued/allotted under scheme
           0 ordinary shares of 5p each
           during period:

6. Balance under scheme not yet issued/allotted at 100,000 ordinary shares of 5p each end of period

7.         Number and class of share(s) (amount of stock/
           100,000 RA Prudential plc - 2 October 2001 debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,001,722,848 ordinary shares of 5p each


Contact for queries:     Address:

Name: Jennie Webb        Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027


        Person making return

        Name: John Price

        Position: Deputy Group Secretary



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 1 April 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/   John Price

                                                        John Price,
                                              Deputy Group Secretary